Exhibit 2.1
MASTER CONVEYANCE AGREEMENT
THIS MASTER CONVEYANCE AGREEMENT (this “Agreement”), dated effective January 31, 2024 (the “Effective Date”), by and between Celsius Mining LLC, a Delaware limited liability company (“Seller”), and Ionic Digital Treasury Inc., a Delaware corporation (“Buyer”) and wholly owned indirect subsidiary of Ionic Digital Inc., a Delaware corporation (“Parent”). Seller and Buyer are sometimes herein referred to collectively as the “Parties” and individually as a “Party.”
Recitals
WHEREAS, on July 13, 2022, and December 7, 2022, as applicable, Seller and certain of its debtor affiliates (collectively, the “Debtors”) commenced voluntary cases under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532, as amended (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”);
WHEREAS, on January 29, 2024, the Debtors filed the Modified Joint Chapter 11 Plan of Reorganization of Celsius Network LLC and Its Debtor Affiliates (Conformed for MiningCo Transaction) [Docket No. 4289] (as may be amended, supplemented, or otherwise modified from time to time, the “Plan”);1
WHEREAS, on November 30, 2023, the Debtors filed the Joint Motion of the Debtors and the Committee for Entry of an Order (I) Approving the implementation of the MiningCo Transaction and (II) Granting Related Relief [Docket No. 4050];
WHEREAS, on November 9, 2023, the Bankruptcy Court confirmed the Modified Joint Chapter 11 Plan of Reorganization of Celsius Network LLC and Its Debtor Affiliates [Docket No. 3972] (the “Confirmation Order”); and on December 27, 2023, the Bankruptcy Court entered an order granting the Wind Down Motion [Docket No. 4171] (the “MiningCo Order”);
WHEREAS, in furtherance of the transactions contemplated by the Plan, the Confirmation Order and the MiningCo Order, Seller and Buyer have agreed that Seller shall, pursuant to and in accordance with the terms of this Agreement and the Plan, sell, transfer, assign, convey and deliver, or cause to be sold, transferred, assigned, conveyed and delivered, to Buyer (or the applicable Buyer Assignee (as defined below)), and Buyer (or the applicable Buyer Assignee) shall accept, all right, title and interest of Seller, in, to and under the Transferred Assets (as defined below), and Buyer shall assume, effective as of the Effective Date, the Assumed Liabilities (as defined below);
WHEREAS, Parent was incorporated on January 5, 2024;
WHEREAS, Ionic Digital Holdings, Inc. (“Intermediate”), a Delaware corporation, was incorporated on January 16, 2024;
WHEREAS, Buyer was incorporated on January 16, 2024;
WHEREAS, Ionic Digital Mining LLC, a Delaware limited liability company (“IDM”), was formed as a wholly owned subsidiary of Buyer on January 18, 2024;
WHEREAS, Ionic Digital Services LLC, a Delaware limited liability company, was formed as a wholly owned subsidiary of Buyer on January 18, 2024;
WHEREAS, Ionic Digital Garden City LLC, a Delaware limited liability company (“Garden City”), Ionic Digital East Stiles LLC, a Delaware limited liability company (“East Stiles”), Ionic Digital Cedarvale LLC, a Delaware limited liability company (“Cedarvale”), and Barber Lake Development LLC, a Delaware limited liability company (“Barber Lake,” and, together with Cedarvale, IDM, Garden City, and East Stiles, the “Buyer Subsidiaries”), were formed as wholly owned subsidiaries of IDM on January 22, 2024;
WHEREAS, the Buyer Subsidiaries generally are treated for U.S. federal income tax purposes as disregarded as entities separate from Buyer;

1
Capitalized terms used but not defined herein shall have the meanings given to them in the Plan.

WHEREAS, on January 31, 2024, Parent issued 37,000,000 shares of Class A common stock, par value $0.00001 per share (the “Parent Shares”) to Intermediate, which in turn contributed the Parent Shares to Buyer; and
WHEREAS, in furtherance of the transactions contemplated by the Plan, the Confirmation Order and the MiningCo Order, and in consideration for the transfer of the Transferred Assets, Buyer shall transfer to Seller, and Seller shall accept from Buyer, the Parent Shares.
NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and in pursuance of the Plan, the Confirmation Order and the MiningCo Order, the Parties hereto, intending to be legally bound, hereby covenant and agree as follows:
1.   Assignment, Contribution and Sale.
(a)   Subject to Buyer’s rights in Section 9(b), Seller hereby sells, transfers, assigns, conveys and delivers to Buyer, each in accordance and consistent with Article IV, Section D. Paragraph 1 of the Plan, (i) all of Seller’s right, title and interest in and to the MiningCo Assets, including, without limitation, all of the agreements, assets, properties and equity interests set forth on Schedule A; (ii) all original and electronic books and records relating thereto or otherwise related to the MiningCo business prior to the Effective Date; (iii) an aggregate amount of cash (corresponding to the MiningCo Capitalization Amount) equal to $195,728,190; and (iv) all Bitcoin held in MiningCo’s wallet, which is estimated to include approximately 538.2 Bitcoin as of the end of the day immediately prior to the Effective Date (the “Transferred Assets”), and Buyer hereby accepts such sale, transfer, assignment, conveyance and delivery as adequate consideration for the transactions contemplated herein. With respect to any cash constituting Transferred Assets, Seller will transfer the funds by wire of immediately available funds to the account or accounts of Buyer or its Affiliates specified in writing by Buyer (an email or spreadsheet of amounts and accounts being sufficient). With respect to any Bitcoin remaining in the wallets of Seller following the conveyance of the other Transferred Assets (even if received after the Effective Date), Seller shall transfer (in one or more transfers) such Bitcoin to wallets designated in writing by Buyer as promptly as practicable on or after the Effective Date.
(b)   In exchange for the assets, property, equity interests and books and records transferred by Seller pursuant to Section 1(a), Buyer hereby transfers to Seller, and Seller hereby accepts from Buyer, the Parent Shares.
(c)   The exchanges, transfers, conveyances and deliveries contemplated by this Agreement shall be deemed to be effective as of 11:59 p.m. (UTC) on the Effective Date.
2.   Assumed Liabilities.   Subject to Buyer’s rights in Section 9(b), Buyer hereby assumes all of the obligations of Seller (a) under any of the contracts constituting Transferred Assets (collectively, the “Assigned Agreements”), but in any case only to the extent that such obligations: (i) arise after the Effective Date and do not arise from or relate to any event, circumstance or condition occurring or existing on or prior to the Effective Date that, with or without notice or lapse of time or both, would constitute or result in a breach (by Seller or any of its Affiliates) of any of such Assigned Agreements; and (ii) are ascertainable (in nature and amount) solely by reference to the express terms of such Assigned Agreements; (b) for Retained Property Taxes, other than Retained Property Taxes for which Seller is responsible under Section 7(f); (c) for sales and use Taxes to the extent required to be paid with respect to purchases of transformers related to the Cedarvale Assets; and (d) for any other liabilities for which Buyer is responsible pursuant to the express terms of this Agreement ((a) through (d), the “Assumed Liabilities”). Buyer shall not assume any liabilities other than the Assumed Liabilities and, pursuant to Article IV.D. of the Plan, Buyer shall not be liable for any other Liens, Claims, interests, charges, or other encumbrances (in each case as defined in the Plan) or liabilities of Seller (collectively, the “Retained Liabilities”).
3.   Direction.   Pursuant to Section 9(a) of this Agreement, Buyer hereby assigns to the Buyer Subsidiaries its rights to acquire certain of the Transferred Assets, and directs Seller to assign, deliver, convey and transfer such Transferred Assets to such Buyer Subsidiaries (each, a “Buyer Assignee”), as follows:

(a)   Buyer hereby directs Seller to deliver to Garden City the Transferred Assets set forth in Section 1 of Schedule A (the “Garden City Assets”), pursuant to a special warranty deed in form and substance substantially similar to Schedule B-1.
(b)   Buyer hereby directs Seller to deliver to East Stiles the Transferred Assets set forth in Section 2 of Schedule A (the “East Stiles Assets”), pursuant to a special warranty deed in form and substance substantially similar to Schedule B-2.
(c)   Buyer hereby directs Seller to deliver to Cedarvale the Transferred Assets set forth in Section 3 of Schedule A (the “Cedarvale Assets”), pursuant to a special warranty deed in form and substance substantially similar to Schedule B-3.
(d)   Buyer hereby directs Seller to deliver to Barber Lake the Transferred Assets set forth in Section 4 of Schedule A (the “Barber Lake Assets”), pursuant to the terms and conditions contained herein.
(e)   Buyer hereby directs Seller to deliver, and Seller hereby sells, transfers, assigns, conveys and delivers to IDM the Transferred Assets set forth in Section 5 of Schedule A (the “IDM Assets”), (i) to the extent comprising real property interests located in Glasscock County, Texas, pursuant to an assignment and bill of sale in form and substance substantially similar to Schedule C-1, (ii) to the extent comprising real property interests located in Reagan County, Texas, pursuant to an assignment and bill of sale in form and substance substantially similar to Schedule C-2, and (iii) otherwise, pursuant to the terms and conditions contained herein; provided that, for the avoidance of doubt, the IDM Assets expressly exclude the Barber Lake Assets, which Buyer directs Seller to deliver pursuant to Section 3(d).
Unless otherwise specified in the foregoing clauses (a) through (e), Seller hereby sells, transfers, assigns, conveys and delivers the Transferred Assets to Buyer, and Buyer accepts such Transferred Assets.
4.   Representations and Warranties of Seller.   Seller represents and warrants to Buyer as follows:
(a)   Seller is duly organized, validly existing and in good standing in the State of Delaware.
(b)   Seller is the legal and beneficial owner of the Transferred Assets and is transferring, assigning, transferring, conveying and delivering the Transferred Assets to Buyer free and clear of any and all liens, pledges, charges, security interests or other encumbrances of any nature.
(c)   Seller has the full power, authority and legal right to execute, deliver and perform its obligations under this Agreement. Seller has obtained all necessary corporate approvals for its execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby.
(d)   Seller has duly authorized, executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Buyer, this Agreement constitutes the legal, valid and binding agreement of Seller, enforceable in accordance with its terms.
(e)   There are no actions, suits, claims, investigations or other legal proceedings pending or, to the knowledge of Seller, threatened against or by Seller that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.
(f)   Seller (i) is acquiring the Parent Shares in compliance with all applicable laws, rules, regulations and other legal requirements including, without limitation, the legal requirements of jurisdictions in which Seller is resident and in which such acquisition is being consummated, and (ii) has consulted with legal counsel and financial, accounting, regulatory and tax advisors, as necessary, to ensure it is eligible to, directly or indirectly, acquire all or any part of the Parent Shares.
(g)   Except for the representations and warranties expressly contained in this Section 4 (the “Express Representations”) (it being understood that Buyer and its Affiliates have relied only on such Express Representations), Buyer acknowledges and agrees, on its own behalf and on behalf of its Affiliates, including the Buyer Subsidiaries, that neither Seller nor any other Person on behalf of Seller makes, and neither Buyer nor any of its Affiliates, including the Buyer Subsidiaries, has relied on, is relying on, or will rely on the accuracy or completeness of any express or implied representation or warranty with respect to Seller, any of its Affiliates, the Transferred Assets, or the Assumed Liabilities or with respect to any information, statements, disclosures, documents, projections, forecasts or other material of any nature made available or provided by any Person, including in any data site or elsewhere, to Buyer or any of its Affiliates or representatives.
5.   Representations and Warranties of Buyer.   Buyer hereby represents, warrants and covenants to Seller as follows:
(a)   Buyer is duly incorporated, validly existing and in good standing in the State of Delaware.
(b)   Buyer has the full power, authority and legal right to execute, deliver and perform its obligations under this Agreement. Buyer has obtained all necessary corporate approvals for its execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby.
(c)   The Parent Shares have been duly and validly issued.
(d)   Buyer has duly authorized, executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Seller, this Agreement constitutes the legal, valid and binding agreement of Buyer, enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, liquidation, receivership, moratorium and other laws relating to or affecting the enforcement of creditors’ rights generally and by general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).
(e)   The execution, delivery and performance by Buyer of this Agreement do not and will not (i) conflict with or violate any provision of (A) Buyer’s organizational or governing documents, or (B) assuming the accuracy of Seller’s representations and warranties set forth in Section 4 hereof, any applicable law, rule or regulation of any applicable governmental authority; or (ii) result in any breach of or default under any contract, agreement or other instrument to which Buyer is a Party. Neither the execution and delivery by Buyer of this Agreement, nor the consummation by Buyer of the transactions contemplated hereby, requires or will require any authorization, consent, approval, license or exemption of any governmental authority or any other third party.
6.   Non-Survival of Representations and Warranties.   Each of the representations and warranties of the Parties set forth in this Agreement or in any other document contemplated hereby, or in any certificate delivered hereunder or thereunder, will terminate effective immediately as of the Effective Date such that no claim for breach of any such representation or warranty, detrimental reliance or other right or remedy (whether in contract, in tort or at law or in equity) may be brought with respect thereto after the Effective Date.
7.   Tax Matters.
(a)   Each of the Parties hereto shall, and shall cause its Affiliates to, for U.S. federal and applicable state and local income tax purposes, treat the sale of the MiningCo Assets in exchange for the Parent Shares and the assumption of the Assumed Liabilities as a taxable transaction, and shall file all Tax Returns in accordance with such treatment and not take any Tax related action inconsistent with such treatment, in each case, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (and analogous provisions of state and local law).
(b)   Any sales, use, purchase, transfer, franchise, deed, fixed asset, stamp, documentary stamp, use, or other Taxes and recording charges payable by reason of the sale of the MiningCo Assets or the assumption of the Assumed Liabilities under this Agreement or the transactions contemplated hereby (the “Transfer Taxes”) shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Buyer, up to a maximum (in the aggregate) of $3,100,000, and thereafter entirely by Seller. No later than five (5) days prior to the due date for filing any such Transfer Tax, Buyer shall pay to Seller Buyer’s portion of such Transfer Taxes, and Seller shall timely pay or cause such Transfer Taxes to be paid, and shall timely file or cause to be timely filed all Tax Returns related to any Transfer Taxes. Buyer and Seller shall reasonably cooperate and use their reasonable best efforts to establish any available exemption from (or reduction in) any Transfer Tax.
(c)   For U.S. federal and applicable state and local income Tax purposes, Buyer, Seller, and their respective Affiliates shall allocate the Parent Shares (and any Assumed Liabilities treated as part of the purchase price for applicable income Tax purposes) among the MiningCo Assets in accordance with a valuation of the MiningCo assets performed by, at Buyer’s sole discretion, either Stout Risius Ross, LLC (or a subsidiary thereof) or by Ryan, LLC (or a subsidiary thereof), or by a nationally recognized valuation firm to be mutually agreed upon by the Parties (the “Allocation”). As soon as commercially practicable, but no later than forty-five (45) days following the purchase and sale of the MiningCo Assets, Buyer and Seller shall retain such valuation firm to perform the valuation, and shall cooperate, as and to the extent reasonably requested by the valuation firm, in connection therewith. Buyer and Seller shall be afforded a reasonable opportunity to review and provide comments on any draft valuation prepared by the valuation firm, at their respective sole expense, and shall cooperate in good faith to resolve any dispute relating to valuation matters, with any such unresolved dispute between the Parties being decided by the valuation firm. The costs and expenses of the valuation firm shall be borne solely by Buyer. The Parties and their respective Affiliates shall file all Tax Returns in accordance with such Allocation and not take any Tax related action inconsistent with the Allocation, in each case, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (and analogous provisions of state and local law).
(d)   Buyer and Seller shall reasonably cooperate, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any action, audit, litigation, or other proceeding with respect to Taxes, in each case, attributable to the MiningCo Assets.
(e)   Except as otherwise provided by Section 7(f), Seller shall prepare and timely file (i) all Tax Returns for the MiningCo Assets for any tax period ending on or before the Effective Date and (ii) all income Tax Returns of Seller, and shall pay any Taxes shown as due on such Tax Returns.
(f)   Buyer shall prepare and timely file all Tax Returns for real property and personal property Taxes with respect to the MiningCo Assets assessed for the 2024 calendar year that are due in arrears following the Effective Date (“Retained Property Taxes”). Buyer shall prepare such Tax Returns in a manner consistent with applicable past practice, except to the extent required otherwise by applicable law, and shall provide Seller with a draft of such Tax Returns at least ten business days prior to the filing of any such Tax Return. Buyer shall incorporate any changes reasonably requested by Seller with respect to such Tax Returns. No later than five (5) days prior to the due date for filing any such Tax Returns, Seller shall pay one-twelfth (1/12th) of the amounts of Retained Property Taxes reflected on such Tax Returns to Buyer, and Buyer shall remit such Taxes to the applicable taxing authorities with the filing of such Tax Returns.
(g)   Buyer shall not file an amendment to any previously-filed Tax Return with respect Retained Property Taxes unless Buyer receives (i) Seller’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided that Seller’s consent shall not be deemed unreasonably withheld conditioned or delayed if such amendment is reasonably expected to increase the Tax liabilities of Seller or its affiliates or increase Seller’s obligations hereunder or (ii) an opinion from a nationally recognized accounting firm or law firm that there is no adequate “reporting position” with respect to any previously-asserted position with respect to which such amendment is being made. Upon a determination that there is no adequate “reporting position” with respect a previously asserted position with respect to which an amendment is being made, Buyer shall provide no less than forty-five (45) days’ notice of such position before filing any such amended Tax Return. In the event Seller disagrees with such Tax position, and the dispute cannot be resolved between the Parties, such dispute shall be submitted to an independent national accounting firm or law firm for resolution, with the costs of such resolution to be evenly split by Buyer, on the one hand, and Seller, on the other hand. The determination of such independent national accounting firm or law firm shall be binding on all Parties and any Tax Return shall be filed consistently with such resolution.
(h)   On the Effective Date, Seller shall deliver to Buyer a duly executed IRS From W-9.

(i)   For purposes of this Agreement, “Tax” shall mean any taxes, imposts, duties, charges, fees, levies or other assessments imposed by any governmental authority of any kind whatsoever, in each case in the nature of a tax (whether payable directly or by withholding and whether disputed or not) and together with any interest, penalties and additions imposed with respect thereto; and “Tax Return” shall mean any return, declaration, statement, report, claim, schedule, form or information return filed or required to be filed with any governmental authority relating to Taxes, including any supplement, schedule or attachment thereto and any amendment thereof.
8.   Debtor Reserves and Obligations.   Seller agrees to establish and maintain appropriate reserves for all of its payment and obligations hereunder. In the event that Seller dissolves or seeks to dissolve, Seller will, prior to any dissolution, cause a Debtor Affiliate to assume all of Seller’s obligations hereunder.
9.   Further Assurances.
(a)   Each of the Parties hereto agrees to execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions, as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement, the Plan, the Confirmation Order, and the MiningCo Order, which may include, without limitation, other bills of sale or assignments of lease (in recordable form, if applicable) with respect to the Transferred Assets in accordance with the terms hereof. Without limiting the foregoing, in the event that any Affiliate of Seller holds any books and records relating to the MiningCo Assets or otherwise related to the MiningCo business prior to the Effective Date, then, upon Buyer written request following discovery thereof, Seller shall cause such Affiliate to transfer to Buyer all of such Affiliate’s right, title, and interest in and to such books and records.
(b)   Notwithstanding anything herein to the contrary, Buyer shall have up to forty-five (45) days following the Effective Date to designate, by written notice to Seller, any of the Assigned Agreements as rejected (any such Assigned Agreement, a “Rejected Asset”, and such notice, a “Rejection Notice”). Any Rejected Asset the subject of a Rejection Notice shall be deemed to be no longer a Transferred Asset for purposes of this Agreement, shall be automatically reconveyed to Seller, and all liabilities associated with such Rejected Asset shall be Retained Liabilities for purposes of this Agreement on and from the date of the Rejection Notice. Pursuant to Section 9(a), Buyer shall take any such further actions as may be required to cause the reconveyance back to Seller of any Rejected Asset following the issuance of a Rejection Notice.
10.   Entire Agreement.   This Agreement and those other documents expressly referred to herein embody the complete agreement and understanding among the Parties and supersede and preempt any prior understandings, agreements or representations by or among the Parties, written or oral, which may have related to the subject matter hereof in any way.
11.   Successor and Assigns; Third Party Beneficiaries; No Third Party Liability.
(a)   This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns. No Party may assign any of its rights or obligations hereunder without the prior written consent of the other Party hereto, and any purported assignment in violation of this sentence shall be null and void; provided that Buyer may assign all or any part of its rights and obligations under this Agreement to one or more of the Buyer Subsidiaries, or to any entity wholly-owned (directly or indirectly) by Buyer; provided, further, that no such assignment shall relieve Buyer of any of its obligations under this Agreement except to the extent such obligation is satisfied by such assignee.
(b)   Except as expressly set forth herein, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.
(c)   If, following the Effective Date, Seller or any of its successors or assigns shall (i) amalgamate, consolidate with or merge or wind up into any other person and shall not be the continuing or surviving entity, or (ii) transfer all or substantially all of its assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Seller shall assume all of the obligations set forth in this Agreement.
12.   Headings.   The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.
13.   Non-Recourse.   This Agreement may only be enforced against, and any action, proceeding or claim based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement. Except to the extent named as a party to this Agreement, and then only to the extent of the specific obligations of such parties set forth in this Agreement, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or representative of any Party will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the Parties and each of such Persons are intended third party beneficiaries of this Section 13 as if a party directly hereto.
14.   Amendment and Modification; Waiver.   This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each Party hereto. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.
15.   Severability.   If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
16.   Governing Law.   This Agreement and any dispute arising out of, relating to or in connection with this Agreement, shall be construed (both as to validity and performance), interpreted and enforced in accordance with the laws of the State of New York, without regard to any conflicts of law provisions thereof that would result in the application of the laws of any other jurisdiction. Each Party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement in the Bankruptcy Court, and solely in connection with claims arising under this Agreement: (a) irrevocably submits to the exclusive jurisdiction of the Bankruptcy Court; (b) waives any objection to laying venue in any such action or proceeding in the Bankruptcy Court; and (c) waives any objection that the Bankruptcy Court is an inconvenient forum or do not have jurisdiction over any Party hereto.
17.   Counterparts.   This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. Copies of originals, including copies delivered by facsimile, pdf or other electronic means, shall have the same import and effect as original counterparts and shall be valid, enforceable and binding for the purposes of this Agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their duly authorized officers as of the date first above written.
SELLER:
CELSIUS MINING LLC
By:
/s/ Chris Ferraro

Name: Chris Ferraro
Title:   Authorized Signer
[Signature page to Master Conveyance Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their duly authorized officers as of the date first above written.
SELLER:
CELSIUS MINING LLC
By:

Name:
Title:
BUYER:
IONIC DIGITAL TREASURY INC.
By:
/s/ Matt Prusak

Name:
Matt Prusak

Title:
President and Secretary

[Signature page to Master Conveyance Agreement]

SCHEDULE A
TRANSFERRED ASSETS
1.
Garden City Assets

•
All real property affiliated with site

2.
East Stiles Assets

•
All real property affiliated with site

3.
Cedarvale Assets

•
All real property and improvements thereto affiliated with site, including:

◦
Tract One: the surface only of a forty-three decimal four one (43.41) acre, more or less, tract of land out of Section 229, Block 34, H & TC RR Co. Survey, A292, Ward County, Texas;

◦
Tract Two: the surface only of a forty-two decimal four six (42.46) acre, more or less, tract of land out of Section 229, Block 34, H & TC RR Co. Survey, A292, Ward County, Texas; and

◦
Tract Three: a fifty decimal zero seven nine (50.079) acre tract of land out of Section 229, Block 34, H & TC RR Co. Survey, A292, Ward County, Texas.

4.
Barber Lake Assets

•
That certain Letter of Intent with Terms and Conditions for Proposed Development of Sites for Virtual Currency Mining Facilities, dated February 17, 2021, by and between Priority Power Management, LLC and Celsius Mining LLC (the “Barber Lake LOI”).

5.
IDM Assets

•
Real property:

◦
a twenty (20) acre tract located in the T. & P. RR. Co. Survey of Section 16, Block 36 T3S, Abstract 1232, Glasscock County, Texas; being part of a called three hundred twenty-eight decimal eight (328.8) acre tract of land described in Deed to Mallard Development, LLC as recorded in Volume 346, Page 115 of the Official Public Records of Glasscock County, Texas, as further identified in that certain Surface Site Lease attached hereto as Exhibit A; and

◦
A ten (10) acre tract located in the C. & M. RR. Co. Survey, Section 2, Block G, Abstract 802, Reagan County, Texas; being part of a called four hundred decimal two zero (400.20) acre tract of land described in Deed to Ricky Halfmann and Rebecca Halfmann as recorded in Volume 167, Page 381 of the Official Public Records of Reagan County Texas, as further identified in that certain Data Center Lease and Easement Agreement attached hereto as Exhibit A.

•
Gross Bitcoin held.

•
All Prepaid expenses, including with (a) Frontier Mining; and (b) Mothership Energy II.

•
All Prepaid Hosting Services, including agreements with (a) EZ Blockchain Services, LLC; (b) Global X Digital, LLC; and (c) USMIO Alpha LLC.

•
All assets regarding construction in progress, including (a) all deposits and letters of intent with Priority Power Management, LLC (“PPM”); (b) airflow containers; (c) mining containers; (d) transformers and (e) prepayments, deposits and assets not yet delivered or in service.

•
All rights to personal property, equipment and other assets at owned, leased and hosted sites, including (a) miners, (b) machinery & facility equipment, including (i) airflow containers, (ii) mining containers, (iii) ancillary containers, (iv) electric panels, (v) buildings, (vi) graybar cables, (vii) substations, (viii) transformers and (ix) acquired intellectual property, (c) buildings and structures affiliated with sites and (d) miscellaneous spare parts affiliated with owned, leased and hosted sites.

•
All long-term Deposits, including with Luna Squares LLC.

•
All other Receivables, including with (a) Bitmain outstanding credits; (b) PPM LR credits; (c) mining revenue (January 31, 2024 receivable); and (d) energy — tariff rate correction receivable.

•
All other assets, including (a) outstanding insurance claims and related recoveries received subsequent to January 31, 2024; (b) warranties; and (c) outstanding legal claims and ultimate settlements and recoveries.

•
All intellectual property affiliated with mining sites.

•
All Vendor and Miscellaneous Contracts, excluding the Barber Lake LOI

◦
See spreadsheet attached as Schedule A-1, excluding rows 150 through 153.

•
All equity of Cedarvale Meter Holding Company, LLC